FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 14, 2007

Item 3: News Release:

A news release dated and issued on March 14, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold Continues to Delineate Depth Extensions at Almaden.

Item 5: Full Description of Material Change:

•

Drilling intercepts thickest zone of mineralization encountered on deposit to date.

•

Resource grade gold mineralization extending up to 645 feet in depth associated with a new structure located 1,700 feet to the north-northwest of previously announced drilling.

•

Resource grades within the central part of the Main Zone continue to extend up to 215 feet below the average depth of previous drilling.

March 14, 2007, (Vancouver, BC) - Freegold Ventures Limited (“Freegold”) is pleased to provide additional assay results from its 34,000-foot resource expansion drill program currently in-progress at the Company’s 100% controlled Almaden gold project in southwestern Idaho.  Assay results from the latest 20 drill holes continue to confirm significant depth extensions of resource-grade gold mineralization below the pit bottom contemplated by the Company’s 1997 feasibility study.  These depth extensions have now been delineated 700 feet north and 530 feet south of the initial fence of holes reported in the December 12, 2006 news release, and remain open along strike in both directions.  Drilling within the Main Zone has also identified a new zone of deeper gold mineralization 1,700 feet north-northwest of the previously announced holes.  Gold grades above the resource cut-off grade used in the Company’s 43-101 report extends to a depth of 645 feet in this area, well below the 200-foot average depth of the previously designed pit.

A total of 82 holes totaling 29,199 feet (38 core (13,681 feet) and 44 RC (15,518 feet)) have been drilled since the program commenced last summer.  Figure 1 shows the collar locations for the holes described in this release. Holes 664, 659, 656, and 654A were angle holes (not true width), with the remaining holes vertically oriented in order to test the flat lying mineralization.  Note that the drill hole numbers were established as part of the original program design, and as a result, holes have not been drilled in sequential order.

Five holes in the southern part of the Main Zone were designed for in-fill drilling and to test for depth extensions.  All of the holes successfully encountered resource grades at nearly double the cutoff grade used in the 2006 43-101 report, with good widths of resource grade material extending up to 215 feet below the average depth of previous drilling.  Hole 654 in particular encountered resource-grade material to its full vertical depth of 350 feet.  Hole 654 is the southern most hole drilled to this depth, and mineralization remains open at depth and along the southern strike.

Hole Number	Azimuth/ Angle	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
664	90/-60	20	265	245	0.027	Crossed main fault into footwall at roughly 260 feet.
including		20	130	110	0.050
659	90/-70	20	120	100	0.025	Lost hole at 120 feet. 0.032 oz/ton average for bottom 60 feet.
including		65	120	60	0.032
656	90/-45	65	375	310	0.016	Confirms depth and grade of mineralization.
including		155	285	130	0.025
654A	90/-45	40	415	375	0.020	Crossed main fault in the footwall between 430 and to 450 feet.
including		80	130	50	0.051
including		150	255	105	0.031
654	vertical	15	350	335	0.019	Hole ended in mineralization above cut-off grade.
including		125	180	55	0.040
including		265	300	35	0.045

Four holes (C-48, 668, 662, and 660) were drilled to test the eastern and western extent of the gold mineralization within the southern part of the Main Zone. While these holes did not encounter any new zones of mineralization, they did confirm that certain areas that were previously designated as waste in the 1997 pit design contain areas that are expected to be above the internal cut-off of the pit.  Some of these significant intersections include:  hole C-48: 0 to 155 feet @ 0.007 oz/ton, hole 668: 115 to 260 feet @ 0.004 oz/ton, hole 662: 45 to 345 feet @ 0.008 oz/ton, including 70 to 85 feet @ 0.036 oz/ton, and hole 660: 190 to 240 feet @ 0.013 oz/ton.

Nine holes drilled across section 38,500 N display a similar profile to those 700 feet to the south across section 37,800 N that were described in the previous release dated Dec. 12, 2006.  These fences were aimed at generating additional geological information essential to the ongoing geological modeling of the deposit, including the further definition of the major north-south feeder structure recently mapped through the central portion of the Main Zone.  Holes in line 38,500N continue to confirm the strike and 65-degree westerly dip of the main N-S fault.  The drilling also revealed the presence of a second and possibly a third splay fault striking to the northwest, and dipping to the southwest.  Similar to line 37,500N, holes in line 38,500 N also display higher-grade mineralization in the hanging wall of the identified faults with lower grade mineralization occurring in the footwall rocks, with the grade of mineralization improving as footwall rocks from one fault become the hangingwall rocks for another fault further to the east.  From west to east across section 38,500 N, assays are reported below for holes 711, 710, 712, C-49, 709, C-51, C-52, C-53 and C-54.  Significant assay intervals from these 9 holes include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
711	50	140	90	0.015	Hole lost at 170 feet with no samples below 140 feet.
710	30	225	195	0.030	High-grade mineralization continues to the fault at roughly 230 feet.
712	20	150	130	0.039	Hole lost at 150 feet. Last 5 foot intercept assayed 0.05 oz/ton.
including	55	150	95	0.049
C-49	30	235	210	0.028	Twin of hole 712 with excellent correlation.
including	60	135	75	0.049
709	95	400	305	0.017	Resource grade material for 200 feet below previous drilling.
including	180	285	105	0.032
C-51	10	450	440	0.016	Resource grade for 250 feet below previous drilling. Crosses main NS fault at roughly 460 feet.
C-50	45	240	200	0.018	Crosses main NS fault at roughly 240 feet.
including	125	185	60	0.034
C-52	70	150	80	0.015	In footwall of NS fault. In-fills and confirms grade.
C-53	30	225	195	0.011	Slightly better than surrounding holes.
C-54	65	115	50	0.008	Essentially limits deposit to the east.

Finally, assays from one vertical hole (C-63) drilled in the northwest corner of the Main Zone has identified an unexpected fault and breccia zone extending from near surface to 570 feet where the zone is cut off by a fault.   The drill hole identified a new splay structure striking northwest which contains a 540-foot interval grading 0.015, the thickest interval of mineralization seen to date (not true width). From 620 to 630 feet a 10-foot thick zone of 0.025 oz/ton mineralization was also found.  The significance of the deeper mineralization in this area is still unknown.  Additional drilling is in progress to identify the strike and dip of this fault which will help identify additional targets that may be tested in the future for deeper bonanza-grade gold mineralization in the feeder zones.

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (oz/ton)	Comments
C-63	30	570	540	0.015	Longest mineralized interval drilled to date. Crossed a fault at 570 feet.
including	30	50	20	0.027
including	115	195	80	0.025
including	490	540	50	0.024	Good grades of mineralization ending 30 feet above fault.
	620	630	10	0.025	Deepest resource-grade mineralization located to date.

Freegold continues to work closely with Mine Development Associates of Reno, on its next 43-101 compliant resource calculation, which will be completed following the completion of the current drill program.  Diamond drill core and RC samples are generally analyzed on five-foot intervals.  All samples are shipped to ALS Chemex Laboratories for preraration at their Winnemucca, NV facility, with the pulps being shipped to their facility in Vancouver, B.C. for analysis.  Gold values are determined using fire assay techniques with AA finish and multi element analysis using ICP-AES with aqua regia digestion.

In addition to the ongoing resource expansion drill program, Freegold is also in the midst of a metallurgical test program aimed at determining the optimal relationship between gold recovery and heap leach crush size for the project.  Test-work on five size fractions is currently being undertaken by McClelland Laboratories, which has 38 pilot columns under leach testing a variety of composites made from the large diameter core and surface bulk samples collected last summer.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of March, 2007.